SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                        ALLIED RISER COMMUNICATIONS CORP.
           (a wholly owned subsidiary of Cogent Communications, Inc.)

                            (Name of Subject Company)

 SCM ACQUISITION FUND, LLC; SUTTER CAPITAL MANAGEMENT, LLC; AND ROBERT E. DIXON

                                    (Bidder)

         CONVERTIBLE SUBORDINATED 7.5% NOTES DUE 2007, $1,000 PAR VALUE
                         (Title of Class of Securities)

                                   019 496 AB4
                      (CUSIP Number of Class of Securities)
                            -----------------------
                                           Copy to:
Robert Dixon                               Paul J. Derenthal, Esq.
Sutter Capital Management, LLC             Derenthal & Dannhauser
150 Post Street, Suite 320,                One Post Street, Suite 575
San Francisco, California 94108            San Francisco, California  94104
(415) 788-1444                             (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                         Transaction       Amount of
                         Valuation*        Filing Fee

                         $792,000           $64.07

* For purposes of calculating the filing fee only. Assumes the purchase of 9,900 Convertible Subordinated 7.5% Notes Due 2007, $1,000 Par Value ("Notes") at a purchase price equal to $80 per Note in cash.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $64.07
         Form or Registration Number: Schedule TO
         Filing Party: Above Bidders
         Date Filed: July 9, 2003

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[]  issuer tender offer subject to Rule 13e-4.
[]  going private transaction subject to Rule 13e-3
[]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: []

                                  TENDER OFFER

The Tender Offer Statement on Schedule TO relating to the offer by SCM ACQUISITION FUND, LLC (the "Purchaser") to purchase up to 9,900 Convertible Subordinated 7.5% Notes Due 2007, $1,000 Par Value (the "Notes") issue by ALLIED RISER COMMUNICATIONS CORP., (a wholly owned subsidiary of Cogent Communications Group, Incfiled July 9, 2003 is hereby amended as set forth below. Except as amended hereby, all of the terms of the Offer and all disclosure set forth in the Schedule previously filed remain unchanged.

The Offer has been re filed on a Schedule TO under for Cogent Communications Group, Inc. as the subject company. The Purchaser has been advised that the Notes, originally issued by Allied Riser, must now be treated as securities issued by Cogent and Cogent used as the subject company for the Schedule TO filed for the Offer. For information concerning the Offer and any future amendment, extension or other modification of the Offer, reference is made to the Purchaser's Schedule TO filed under Cogent Communications Group, Inc. as the subject company.

In this regard, the Purchaser has concurrently filed the Schedule TO under Cogent Communications Group, Inc. as the subject company to include the Offer and all other information and materials originally filed under Allied Riser, and has extended the Expiration Date to September 19, 2003.

Item 12. Exhibits.
         --------

         (a)(4)   Press Release

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 14, 2003




SCM ACQUISITION FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
-----------------------------------------
 ROBERT E. DIXON

                                  EXHIBIT INDEX


Exhibit           Description                                       Page

(a)(4)   Press Release